

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

November 20, 2012

Via E-Mail

Peter D. Fetzer, Esq.
Foley & Lardner LLP
777 East Wisconsin Avenue
Suite 3800
Milwaukee, Wisconsin 53202

> **RE: Pro-Dex, Inc.**
> **Revised Preliminary Proxy Statement filed by AO Partners I, L.P. et. al.**
> **Filed on November 9, 2012**
> **File No. 000-14942**

Dear Mr. Fetzer:

We have reviewed your filing and have the following comments.

The Board's Oversight . . ., page 6

1.   Please reconcile your revised disclosure in response to prior comment 9 regarding the unwillingness of the company to name the brokerage firm with the entity listed in Section 4.20 of Exhibit 10.1 to the Form 8-K filed on March 1, 2012.

2.   Please avoid statements that directly or indirectly impugn the character, integrity, or personal reputation or make charges of illegal or immoral conduct without factual foundation. We note specifically your added disclosure on page 7 regarding compliance with "SEC disclosure guidelines." Please tell us, with a view toward clarified, specific disclosure, to what "disclosure guidelines" you are referring and the relevance of Astromec's revenues to those guidelines. Also tell us, with a view toward disclosure, how the Astromec transaction fails to comply with those guidelines.

 V. The Board Members Own . . ., page 6

3.   Please expand your revisions in response to prior comment 11 to clarify the relative proportion of shares held indirectly for clients and directly by Mr. Swenson. Also, please note that prior comment 11 was not limited to Mr. Swenson and AO Partners. Please revise to address the shares related to the Farnam Group.

4.   Your revised disclosure in response to prior comment 10 continues to suggest that the exercise price of Mr. Berthelot's options was timed to take advantage of "the significant drop" in the company's stock price and how the timing of the severance payment

impacted the company's results. Please explain your basis for this implication; note that you should avoid statements that directly or indirectly impugn the character, integrity, or personal reputation or make charges of illegal or immoral conduct without factual foundation.

Our Nominees, page 11

5.   Please expand your revisions added in response to prior comments 14 and 15 to clarify, as indicated in your responses, that your nominees do not yet have detailed and specific plans to increase shareholder value. Also, please revise your disclosure here and on page 1 to clarify how the actions the nominees will take are "different" or "new" given that your disclosure on page 2 indicates the company has begun implementing actions you suggested.

Independence and Qualifications of Our Nominees, page 12

6.   Please reconcile your response to prior comment 16 regarding separate offices with the address listed for AO Partners LLC in the table captioned "Member of Farnam Street Group" in Appendix A. Please also reconcile the members of the Farnam Street Group listed in that table with the members identified in the first paragraph of your response letter.

Additional Information, page 18

7.   We note your revisions in response to prior comment 23. If you are merely relying on the company's disclosures, as indicated in your response, then please revise the last sentence here and in the section captioned "Other Matters" to clarify that fact. Because you are required to provide information that will be in the company's proxy statement unless omitted in reliance on Exchange Act Rule 14a-5(c), it is inappropriate to state that you have no responsibility for the accuracy or completeness of such information.

Form of Proxy Card

8.   Please revise your form of proxy card to include the statement mentioned in the last sentence of prior comment 24.

        Please direct any questions to Geoff Kruczek at (202) 551-3641 or me at (202) 551-3619. Please send all correspondence to us at the following ZIP code: 20549-3628.

                                            Sincerely,

                                            /s/ Daniel F. Duchovny
                                            Daniel F. Duchovny
                                            Special Counsel
                                            Office of Mergers & Acquisitions